Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BETWEEN
COMMUNITY WEST BANCSHARES
AND
UNITED SECURITY BANCSHARES
DECEMBER 16, 2025

v

INDEX OF DEFINED TERMS

Acquiror	1
Acquiror Articles of Incorporation	75
Acquiror Bank	75
Acquiror Benefit Plan	75
Acquiror Board	76
Acquiror Bylaws	76
Acquiror Capital Stock	76
Acquiror Capitalization Date	35
Acquiror Common Stock	76
Acquiror Disclosure Schedules	84
Acquiror Equity Award	76
Acquiror ERISA Affiliate	76
Acquiror Evaluation Date	37
Acquiror Financial Statements	37
Acquiror Investment Securities	76
Acquiror Non-Voting Common Stock	76
Acquiror Preferred Stock	76
Acquiror Previous Disclosure	33
Acquiror SEC Reports	76
Acquiror Shareholder Approval	76
Acquiror Shareholders’ Meeting	57
Acquiror Stock Issuance	76
Acquiror Stock Plans	77
Acquisition Proposal	77
Affiliate	77
Agreement	1
Agreement Date	1
ASTM Standard	55
Bank	77
Bank Merger	77
Bank Merger Agreement	3
BHCA	77
BOLI	25
Book-Entry Share	6
Borrowing Affiliate	47
Business Day	77
CARES Act	77
Certificate of Merger	2
CGCL	77
Closing	2
Closing Acquiror Common Stock Price	77
Closing Date	2
Code	78

Company	1
Company Acquisition Agreement	51
Company Adverse Recommendation	51
Company Articles of Incorporation	78
Company Benefit Plan	78
Company Board	78
Company Bylaws	78
Company Capitalization Date	10
Company Common Stock	78
Company Disclosure Schedules	84
Company Dissenting Shares	7
Company Employees	48
Company ERISA Affiliate	78
Company Evaluation Date	12
Company Financial Statements	12
Company Investment Securities	30
Company Loans	14
Company Material Contract	22
Company Previous Disclosure	8
Company Quarterly Dividend	46
Company Restricted Stock	5
Company RSUs	4
Company SEC Reports	78
Company Shareholder Approval	78
Company Shareholders’ Meeting	51
Company Stock Certificates	6
Company Stock Plans	78
Company Termination Fee	71
Confidentiality Agreement	45
Contemplated Transactions	79
Contract	79
Control, Controlling or Controlled	79
Conversion Fund	6
Covered Employees	63
CRA	79
Deferred Payroll Taxes	79
Deposit Insurance Fund	79
Derivative Transactions	79
DFPI	79
Dissenting Shares	7
DOL	79
Effective Time	2
Employee Retention Credits	79
Employment Continuity Agreements	1
Employment Laws	28

Environmental Laws	80
Environmental Report	55
EO 11246	29
ERISA	80
Exchange Act	80
Exchange Agent	5
Excluded Benefits	63
Existing D&O Policy	58
FDIC	80
Federal Reserve	80
FFCRA	80
GAAP	80
Hazardous Materials	80
ICFR	80
Immediate Family Member	80
Indemnified Party	58
Intended Tax Consequences	62
IRS	80
IRS Guidelines	62
IT Assets	30
IT Systems and Data	32
Knowledge	80
Legal Action	81
Legal Requirement	81
Letter of Transmittal	6
Material Adverse Effect	81
Merger	1
Nasdaq Rules	81
New Encumbrance	54
New Plans	63
Old Plans	64
Order	81
Ordinary Course of Business	82
OREO	82
PBGC	82
Per Share Merger Consideration	4
Permitted Exceptions	13
Person	82
Phase I Report	55
Phase II Report	55
Proceeding	82
Proxy Statement	82
Registration Statement	82
Regulation S-K	82
Regulatory Authority	82

Representative	82
Requisite Regulatory Approvals	82
SBA	15
Schedules	84
SEC	82
Section 503	29
Securities Act	82
Subsidiary	83
Superior Proposal	83
Surviving Entity	1
Tax	83
Tax Return	83
Taxing Authority	83
Title Commitments	54
Title Company	54
Title Insurance Policies	54
Total Consideration Value Per Share	83
Total Payments	64
Transaction Litigation	65
Transition Date	83
Trust Preferred Securities	60
U.S.	83
VEVRAA	29
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER
This Agreement And Plan Of Merger (together with all exhibits and schedules, this “Agreement”) is entered into as of December 16, 2025 (the “Agreement Date”), by and between Community West Bancshares, a California corporation (“Acquiror”), and United Security Bancshares, a California corporation (the “Company”).
RECITALS
A.    The Company Board and Acquiror Board have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).
B.    The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.
C.    As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company and the Bank in office as of the Agreement Date who own or control the voting of any shares of Company Common Stock have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement (the “Voting Agreement”).
D.    As an inducement to Acquiror to enter into this Agreement, Dennis R. Woods, concurrently with the execution of this Agreement, entered into an Employment Agreement with Acquiror and Acquiror Bank (the “Employment Agreement”).
E.    As an inducement to Company to enter into this Agreement, the directors and executive officers of the Acquiror in office as of the Agreement Date who own or control the voting of any shares of Acquiror Common Stock have, concurrently with the execution of this Agreement, entered into a Voting Agreement.
F.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and the Contemplated Transactions, and agree to certain prescribed conditions to the Merger and the Contemplated Transactions.

AGREEMENTS
In consideration of the foregoing premises and the following mutual promises, covenants and agreements and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE 1
THE MERGER
Section 1.1    The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the CGCL, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the CGCL, and the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.
Section 1.2    Effective Time; Closing.
(a)    Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in ARTICLE 8 and ARTICLE 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) (the “Closing Date”). Subject to the provisions of ARTICLE 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.
(b)    The parties hereto agree to file on or prior to the Closing Date: (i) a certificate of merger with the California Secretary of State (the “Certificate of Merger”); and (ii) this Agreement with the California Secretary of State pursuant to the CGCL and the Bank Merger Agreement with the California Secretary of State and the DFPI pursuant to the CGCL and the California Financial Code. The Merger shall become effective as of the date and time specified in the Certificate of Merger (the “Effective Time”).
Section 1.3    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the CGCL and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Entity shall succeed, without other transfer, to all the rights and property of the Company and shall be subject to all the debts and liabilities of the Company in the same manner as if the Surviving Entity had itself incurred them.
Section 1.4    Organizational Documents of the Surviving Entity. The Acquiror Articles of Incorporation and the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements. A true, complete and correct copy of the Acquiror Articles of Incorporation and all amendments thereto, which is in full force and effect as of the Agreement Date, is included as Exhibit 3.1 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 17, 2025. A true, complete and correct copy of the Acquiror Bylaws and all amendments thereto, which are in full force and effect as of the Agreement Date, is included as Exhibit 3.2 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 17, 2025.
Section 1.5    Directors and Officers of the Surviving Entity. Subject to Section 6.9, the directors and officers of Acquiror, in each case, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Entity.
Section 1.6    Bank Merger. Concurrent with the execution of this Agreement, Acquiror Bank and the Bank have entered into a Bank Merger Agreement (“the Bank Merger Agreement”), pursuant to which, immediately following the Merger, Acquiror Bank and the Bank will effectuate the Bank Merger. At the effective time of the Bank Merger, the separate existence of the Bank will terminate and Acquiror Bank will be the surviving bank and will continue its existence under applicable Legal Requirements. The Company shall cause the Bank, and Acquiror shall cause Acquiror Bank, to execute such certificates of merger, articles of combination and other documents and certificates as are necessary to make the Bank Merger effective immediately following the Merger.
Section 1.7    Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (a) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock or the Intended Tax Consequences (as defined in Section 7.5(a)); and (b) no such change shall: (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger; (ii) materially impede or delay consummation of the Merger; (iii) require submission to or approval of the Company’s shareholders after the Company Shareholder Approval has been received; or (iv) require submission to or approval of Acquiror’s shareholders after the Acquiror Shareholder Approval has been received. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.
Section 1.8    Additional Actions. If, at any time after the Effective Time, the Surviving Entity shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to: (i) vest, perfect or confirm, of record or otherwise, in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger; or (ii) otherwise carry out the purposes of this Agreement, then the Company, and its proper officers and directors, shall be deemed to have granted to the Surviving Entity an irrevocable power of attorney coupled with an interest to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Entity and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Entity are fully authorized in the name of the Company or the Surviving Entity or otherwise to take any and all such action without limitation except as otherwise required by applicable law.
ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER
Section 2.1    Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or any holder of shares of Company Common Stock:
(a)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company or Acquiror (in each case other than Company Dissenting Shares and shares of Company Common Stock held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), shall be cancelled and extinguished and automatically converted into the right to receive 0.4520 fully paid and nonassessable shares of Acquiror Common Stock (the “Per Share Merger Consideration”).
(b)    Notwithstanding anything contained herein to the contrary, if, between the Agreement Date and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.
Section 2.2    Company Equity Incentive Awards.
(a)    The Company Options have been duly granted and remain outstanding pursuant to the Company Stock Plans. With respect to Company Options that remain outstanding and unexercised at the Effective Time, such Company Options, whether vested or unvested at the Effective Time, and without any action on the part of any holder thereof, shall be canceled, and in lieu thereof, the holders of such Company Options shall be paid in cash an amount equal to the product of: (i) the number of shares of Company Common Stock subject to such option at the Effective Time; and (ii) the amount by which the Total Consideration Value Per Share exceeds the exercise price per share of such Company Option, net of any cash which must be withheld under applicable federal and state income and employment Tax Legal Requirements and regulations. Each option holder shall if requested by Acquiror execute a cancellation agreement in form and substance reasonably satisfactory to Acquiror. The execution of such cancellation agreement shall be a condition to the receipt of a cash payment in consideration of the cancellation of Company Options. In the event that the exercise price of a Company Option (whether vested or unvested) outstanding at the Effective Time is greater than the Total Consideration Value Per Share, then automatically and without any action on the part of any holder thereof, at the Effective Time, such Company Option shall be canceled without any payment made in exchange therefor.
(b)    Immediately prior to the Effective Time, each outstanding restricted stock unit of the Company (the “Company RSUs”) shall, automatically and without any action on the part of the holder thereof, vest and be settled through the issuance of unrestricted shares of Company Common Stock in accordance with the terms of each award agreement and the applicable Company Stock Plan, and each such share of Company Common Stock shall be converted into the right to receive at the Effective Time the Per Share Merger Consideration and cash in lieu of fractional shares in accordance with Section 2.1.
(c)    Restricted Stock. Immediately prior to the Effective Time, each outstanding restricted stock award of the Company (the “Company Restricted Stock”) shall, automatically and without any action on the part of the holder thereof, vest and the restrictions applicable thereto and set forth in each award agreement and the applicable Company Stock Plan shall lapse, and each such share of Company Common Stock shall be converted into the right to receive at the Effective Time the Per Share Merger Consideration and cash in lieu of fractional shares in accordance with Section 2.1.
Section 2.3    Cancellation of Shares. At the Effective Time, each share of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, upon proper surrender thereof, the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.
Section 2.4    No Fractional Shares.
(a)    Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Merger Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this ARTICLE 2 (after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such holder) shall instead be entitled to receive an amount in cash (without interest) rounded down to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.
Section 2.5    Exchange of Certificates.
(a)    The parties to this Agreement agree: (i) that Acquiror’s transfer agent shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.
(b)    At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this ARTICLE 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1; and (ii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this ARTICLE 2 as the “Conversion Fund”.
(c)    As soon as reasonably practicable after the Closing Date, and in any event within 10 Business Days after the Closing Date, subject to receipt by the Exchange Agent of a list of Company’s shareholders in a form and substance reasonably acceptable to the Exchange Agent at least five Business Days prior to the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock evidenced by one or more certificates (“Company Stock Certificates”) or designated by a book entry representing a non-certificated share of Company Common Stock (a “Book-Entry Share”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates or Book-Entry Shares shall pass only upon delivery of the properly completed Letter of Transmittal to the Exchange Agent, together with the proper surrender of Company Stock Certificates pursuant to this Agreement, if applicable.
(d)    Within five Business Days following the delivery to the Exchange Agent of a properly completed and duly executed Letter of Transmittal, together with the surrender of a Company Stock Certificate if applicable, the Exchange Agent shall deliver to the holder of such Company Stock Certificate or Book-Entry Share his, her or its Per Share Merger Consideration, plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.4, deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate or Book-Entry Share; thereupon, such Company Stock Certificate or Book-Entry Share shall be marked or recorded as cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon surrender, exchange or cancellation of a Company Stock Certificate or Book-Entry Share.

(e)    After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Company Common Stock.
(f)    No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book-Entry Share until the holder thereof shall properly surrender such Company Stock Certificate or Book-Entry Share in accordance with this ARTICLE 2. Promptly after the surrender of a Company Stock Certificate or Book-Entry Share in accordance with this ARTICLE 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate or Book-Entry Share were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate or Book-Entry Share shall be entitled, until the proper surrender of such Company Stock Certificate or Book-Entry Share, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.
(g)    Any portion of the Conversion Fund that remains unclaimed by the shareholders of the Company 12 months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any shareholders of the Company who have not theretofore complied with this ARTICLE 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock in accordance with Section 2.4), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(h)    In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit with indemnity of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form acceptable to the Exchange Agent and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE 2, the Per Share Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock in accordance with Section 2.4, as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock).
Section 2.6    Dissenting Shares. Any shares of Company Common Stock and Acquiror Common Stock held by a Person who dissents from the Merger in accordance with the provisions of applicable Legal Requirements shall be herein called “Dissenting Shares.” Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to applicable Legal Requirements. The Per Share Merger Consideration for any Dissenting Shares held by Company shareholders (“Company Dissenting Shares”) shall be held by Acquiror pending the determination as to the rights of any Company Dissenting Shares for consideration under applicable Legal Requirements. The Company shall give Acquiror: (a) prompt notice of any written demands for fair market value, attempted withdrawals of such demands and any other instruments served pursuant to applicable Legal Requirements relating to shareholders’ demands for fair market value; and (b) the opportunity to direct all negotiations and proceedings regarding the Dissenting Shares. The Company shall not, except with the prior written consent of Acquiror or as otherwise required by applicable Legal Requirements, voluntarily make any payment for any demands for the purchase of Company Common Stock, or offer to settle, or settle any such demands.
Section 2.7    Withholding Rights. The Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the Contemplated Transactions to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror are required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent or Acquiror and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed: (i) in the Company Disclosure Schedules; or (ii) in any Company SEC Report filed with or furnished to the SEC since December 31, 2022, and that is publicly available at least five Business Days prior to the Agreement Date and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) (the “Company Previous Disclosure”) and except as may not be disclosed as a result of an applicable Legal Requirement, the Company hereby represents and warrants to Acquiror as follows:
Section 3.1    Company Organization. The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the BHCA; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The Company has provided to Acquiror true and correct copies of the Company Articles of Incorporation, the Company Bylaws and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the Agreement Date. The Company is not in violation of any provision of the Company Articles of Incorporation or the Company Bylaws. The Company has no Subsidiaries other than the Subsidiaries listed on Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 20, 2025.
Section 3.2    Company Subsidiary Organization. The Bank is a California state-chartered bank duly organized, validly existing and in good standing under the laws of the state of California. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the Agreement Date. No Subsidiary of the Company is in violation of any provision of its charter, articles of incorporation or similar organizational document or bylaws.
Section 3.3    Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger and the Contemplated Transactions, on substantially the terms and conditions set forth in this Agreement, are in the best interests of the Company and its shareholders and, subject to the receipt of the Company Shareholder Approval, this Agreement and the Contemplated Transactions hereby have been approved and authorized by all necessary corporate action of the Company on or prior to the Agreement Date. The Company Board has directed or will direct the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s shareholders for consideration at a duly held meeting of such shareholders and has resolved to recommend that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the Agreement Date, subject to the Company Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. § 1818(b)(6)(D) (or any successor statute) and other applicable authority of any Regulatory Authority.
Section 3.4    No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) except as listed on Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (i) the filing of applications, filings, notices and waiver requests, as applicable, with the Federal Reserve, if applicable, and approval of such applications, filings, notices and waiver requests; (ii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the DFPI and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Certificate of Merger with the California Secretary of State pursuant to the CGCL; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Capital Market; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 3.5    Company Capitalization.
(a)    The authorized capital stock of the Company currently consists exclusively of 20,000,000 shares of Company Common Stock, of which, as of November 30, 2025 (the “Company Capitalization Date”), 17,577,353 shares were issued and outstanding, including no shares held in the treasury of the Company. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. The Company’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Stock Market and the Company satisfies in all material respects all of the continued listing criteria of the Nasdaq Global Stock Market.
(b)    Except for 75,000 shares of Company Common Stock reserved for issuance upon exercise of options duly granted under the Company Stock Plans and outstanding as of the Agreement Date (“Company Options”), 16,287 shares of Company Common Stock reserved for issuance upon settlement of Company RSUs duly granted under the Company Stock Plans and outstanding as of the Agreement Date and 280,717 shares of Company Common Stock reserved for settlement upon the lapsing of restrictions on Company Restricted Stock duly granted under the Company Stock Plans and outstanding as of the Agreement Date, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the Agreement Date, the Company has not: (i) issued or repurchased any shares of Company Common Stock or other equity securities of the Company; or (ii) issued or awarded any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or any other equity-based awards. From the Company Capitalization Date through the Agreement Date, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any award under any Company Stock Plan; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Benefit Plan.
(c)    None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries, and no dividends or other distributions payable on any equity securities of the Company or any of its Subsidiaries has been declared, set aside, made or paid to the shareholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6    Company Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of: (i) each Subsidiary; or (ii) any other company in which the Company holds an equity interest other than through the Company’s investment portfolio, are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 3.7    Company SEC Reports; Financial Statements and Reports; Regulatory Filings.
(a)    The Company has timely filed all Company SEC Reports, except where the failure to file any Company SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and all such Company SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder which are applicable to the Company. The Company SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Company SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Company SEC Reports. No Subsidiary of the Company is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b)    The financial statements presented (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Company SEC Reports (collectively, the “Company Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and each of its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the Agreement Date, Baker Tilly US, LLP has

not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.
(c)    The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. The Company maintains a system of “disclosure controls and procedures” as defined in Rule 13a-15 and 15d-15 under the Exchange Act. As of the Agreement Date, to the Knowledge of the Company, the Company’s “disclosure controls and procedures” were effective, in all material respects.
(d)    The Company has established and maintained a system of ICFR applicable to the Company and its consolidated Subsidiaries. The Company’s certifying officers have evaluated the effectiveness of the Company’s ICFR as of the end of the period covered by the most recently filed annual report on Form 10-K of the Company under the Exchange Act (the “Company Evaluation Date”). The Company presented in such report the conclusions of the certifying officers about the effectiveness of the Company’s ICFR based on their evaluations as of the Company Evaluation Date. Since the Company Evaluation Date, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
(e)    The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2024, with all applicable securities or banking authorities. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the Agreement Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date.
(f)    There has not been any event or occurrence since January 1, 2024 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).
Section 3.8    Books and Records. The books of account, minute books, stock record books and other records of the Company and each of its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.
Section 3.9    Properties.
(a)    Section 3.9(a) of the Company Disclosure Schedules lists or describes, as of the Agreement Date: (i) all interests in real property owned by the Company and each of its

Subsidiaries; (ii) all OREO owned by the Company and each of its Subsidiaries; and (iii) each lease of real property to which the Company or any of its Subsidiaries is a party, including in each case the address of such real property and the proper identification, if applicable, of each such property as a main office, branch office or other office and, in the case of each lease, the position of the Company as landlord or tenant under such lease.
(b)    The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind, except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent; (iii) easements, rights of way and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; and (iv) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the Agreement Date; (collectively, the “Permitted Exceptions”). The Company and each of its Subsidiaries as tenant has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid, in full force and effect, and without default thereunder by the tenant or, to the Knowledge of the Company, the landlord. The Company has delivered to Acquiror full, complete and correct copies of all leases for leased real property, including any amendments or modifications thereto. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person. There are no pending, or, to the Knowledge of the Company, threatened condemnation or similar proceedings against any owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules. No Person other than the Company and its Subsidiaries has any right to use, occupy or operate any portion of the owned or leased real property set forth on Section 3.9(a) of the Company Disclosure Schedules, except as set forth on Section 3.9(a) of the Company Disclosure Schedules.
Section 3.10    Loans and Leases; Loan Loss Reserve.
(a)    Each loan, loan agreement, note or other borrowing agreement by the Bank, any participation therein, any lease and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)    All Company Loans originated or purchased by the Bank were, at the time of such origination or purchase, made or purchased in accordance with the policies of the board of directors of the Bank and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director of the Company or the Bank during the three years immediately preceding the Agreement Date.
(c)    Section 3.10(c) of the Company Disclosure Schedules lists, as of November 30, 2025, each Company Loan: (i) under the terms of which the obligor is more than 90 days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “special mention” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) the collateral for which is the subject of any notice from any obligor, or about which the Bank otherwise has Knowledge, of adverse environmental conditions potentially affecting the value of such collateral; (v) with respect to which the Bank has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director of the Bank.
(d)    The Bank’s allowance for credit losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was, as of the applicable dates thereof, established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.
(e)    To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for credit losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.
(f)    Except as set forth on Section 3.10(f) of the Company Disclosure Schedules, no Company Loans are currently serviced by third parties and there is no obligation which could result in any Company Loan becoming subject to third-party servicing.
(g)    To the Knowledge of the Company, all guarantees of indebtedness owed to the Bank, including guarantees made by the Small Business Administration (the “SBA”) or any other Regulatory Authority, are valid and enforceable and not subject to any defense of offset, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines.
Section 3.11    Taxes.
(a)    The Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Taxing Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided in the Company Financial Statements.
(b)    There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company or any of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Taxing Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.
(c)    The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and each of its Subsidiaries with respect to the last three fiscal years.
(d)    Neither the Company nor any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations, including any transaction that: (i) is a “reportable transaction” or a “listed transaction”; or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).
(e)    Neither the Company nor any of its Subsidiaries: (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(f)    No claim has been made in writing by any Taxing Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.
(g)    The Company and each of its Subsidiaries has complied in all respects with all Legal Requirements relating to the payment and withholding of Taxes and has properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, shareholder, Affiliate, customer, supplier or other Person, and the Company and each of its Subsidiaries have complied with all reporting and record-keeping requirements relating thereto. To the extent required by Legal Requirements, the Company and each of its Subsidiaries has properly and timely paid all such withheld Taxes to the Taxing Authority or has properly set aside such withheld amounts in accounts for such purpose.
(h)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:
(i)    Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii)    An open transaction occurring on or prior to the Closing Date;
(iii)    A prepaid amount or advance payments received on or before the Closing Date;
(iv)    Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign law entered into on or before the Closing Date;
(v)    Any election under Section 108(i) of the Code;
(vi)    A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;
(vii)    The application of Section 263A of the Code;
(viii)    Intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code;
(ix)    An election under Section 965 of the Code; or

(x)    Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.
(i)    Neither the Company nor any of its Subsidiaries (i) is a party to a Tax sharing, Tax allocation or similar agreement; (ii) is or has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which the Company is, or was, the common parent); or (iii) otherwise has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(j)    Neither the Company nor any of its Subsidiaries has: (i) applied for or received loans or payments under the CARES Act (or any comparable analogous or similar provision of state, local or foreign law or regulation or conforming U.S. law or regulation), including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program; (ii) claimed any Employee Retention Credits or otherwise claimed any tax credits under the CARES Act or the FFCRA including for providing any paid sick leave under the FFCRA; or (iii) any Deferred Payroll Taxes.
(k)    Within the three years prior to the Agreement Date, neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either the Company or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
(l)    There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company nor any Subsidiary under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law).
(m)    No property owned by the Company nor any Subsidiary is: (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former 168(f)(8) of the Internal Revenue Code of 1954, as amended; (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (iv) subject to Section 168(g)(1)(A) of the Code; (v) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code; or (vi) subject to any provision of state, local or foreign law comparable to any of the provisions listed above.
(n)    Neither the Company nor any of its Subsidiaries is subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of any of the Contemplated Transactions.
(o)    Neither the Company nor any of its Subsidiaries has any contractual obligation to pay the amount of any Tax benefits or Tax refunds (or an amount determined by reference thereto) realized or received by the Company nor any Subsidiary to any Person(s).

(p)    The Company and each of its Subsidiaries is in material compliance with all federal, state and foreign laws applicable to abandoned or unclaimed property or escheat and has timely paid, remitted or delivered to each jurisdiction all material unclaimed or abandoned property required by any applicable Legal Requirements to be paid, remitted or delivered to that jurisdiction.
Section 3.12    Employee Benefits.
(a)    Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror a copy of the Company’s current employee policy manual and true and complete copies of the following with respect to each material Company Benefit Plan: (i) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related and current plan descriptions, summaries of material modifications, amendments, trusts or funding vehicles and other material written communications provided to participants of Company Benefit Plans; (ii) to the extent applicable, the last three years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; (iii) Forms 1094 and the Forms 1095 for 2024, 2023 and 2022; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Company Benefit Plan which is intended to qualify under Section 401(a) of the Code; (v) ERISA bonds; and (vi) other material ancillary documents including the following documents related to each Company Benefit Plan:
(i)    All material contracts with third party administrators, actuaries, investment managers, consultants, insurers and independent contractors;
(ii)    All notices and other material written communications that were given by the Company, any of its Subsidiaries or any Company Benefit Plan to the IRS, DOL or PBGC pursuant to applicable Legal Requirements within the six years preceding the Agreement Date;
(iii)    All notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six years preceding the Agreement Date; and
(iv)    With respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award): (i) a complete and correct list of recipients of outstanding awards as of the Agreement Date; (ii) the number of outstanding awards held by each recipient as of the Agreement Date; and (iii) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.
(b)    Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (including in combination with any other event) will: (i) cause a payment, forgiveness, vesting, increase or acceleration of benefits or benefit entitlements, or funding of the benefits under any Company Benefit Plan; or (ii) any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the Contemplated Transactions.
(c)    No Company Benefit Plan provides for payment or forgiveness of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G of the Code or could result in a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code.
(d)    Except as set forth in Section 3.12(d) of the Company Disclosure Schedules, neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to: (i) any plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iv) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies); (v) any “multiple employer plan” (as described in Section 413(c) of the Code or Sections 4063 or 4604 of ERISA); or (vi) a plan that is provided by or through a professional employer organization. No Company Benefit Plan is underfunded.
(e)    Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Knowledge of the Company, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.
(f)    Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.
(g)    Each Company Benefit Plan that is subject to Section 409A of the Code, in whole or in part, at all applicable times has been established and administered to comply in all respects with the requirements of Section 409A of the Code. No payment to be made under any Company Benefit Plan is or will be subject to penalties of Section 409A(a)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code. The Company and the Bank have made no representations or warranties to any participant in any Company Benefit Plan that is subject to, or would be subject to, Section 409A of the Code regarding: (i) the compliance of such plan, in form or operation, with Section 409A of the Code; or (ii) the tax consequences to any participant with respect thereto.

(h)    Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of the Company, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.
(i)    There are no pending or, to the Knowledge of the Company, threatened, audits or investigations by any Regulatory Authority involving any Company Benefit Plans.
(j)    No Company Benefit Plan fiduciary or any other Person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other Person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. No disqualified person (as defined in Section 4975(e)(2) of the Code) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Section 4975(c) of the Code or Section 406 of ERISA).
(k)    All accrued contributions and other payments to be made by the Company, any Subsidiary or Company ERISA Affiliate to any Company Benefit Plan: (i) through the Agreement Date have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements; and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.
(l)    Except as set forth in Section 3.12(l) of the Company Disclosure Schedules, there are no obligations under any Company Benefit Plan to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than with respect to rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).
(m)    No event has occurred, or to the Knowledge of the Company, circumstance exists that could result in a material increase in premium costs of Company Benefit Plans or a material increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company’s fiscal year ended December 31, 2024.
(n)    No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a Person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan.

(o)    Neither the Company nor any of its Subsidiaries has any liabilities for employee benefits to employees or former employees that are not reflected in the Company Benefit Plans.
(p)    Except as set forth in Section 3.12(p) of the Company Disclosure Schedules, no Company Benefit Plan is funded with or allows for payments, investments or distributions in any employer security of the Company or any of its Subsidiaries.
(q)    No current or former employee of the Company, any of its Subsidiaries or any Company ERISA Affiliate participates or participated in any Company Benefit Plan pursuant to the terms of a collective bargaining agreement.
(r)    No Company Benefit Plan is subject to the laws of any jurisdiction outside of the U.S.
(s)    Neither the Company nor any of its Subsidiaries has announced any intent to amend or modify any existing Company Benefit Plan or adopt any plan, arrangement or program that, once established, would come within the definition of an Employee Benefit Plan.
(t)    Each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates, except for the related administrative costs and the payment of all benefits payable in accordance with the terms and conditions of each Company Benefit Plan accrued through the date of each such plan’s termination, which accruals are reflected in the Company Financial Statements in accordance with GAAP.
Section 3.13    Compliance with Legal Requirements. The Company and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2023, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2023, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (ii) any actual, alleged, possible or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 3.14    Legal Proceedings; Orders.
(a)    Except as set forth on Section 3.14(a) of the Company Disclosure Schedules or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened,

Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Company and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted. There are no pending or threatened Proceedings against any current or, to the Knowledge of the Company, former director or employee of the Company with respect to which the Company has, or is reasonably likely to have, an indemnification obligation.
(b)    Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. Since January 1, 2024, none of the foregoing has been threatened by any Regulatory Authority.
Section 3.15    Absence of Certain Changes and Events. Since December 31, 2024:
(a)    the Company and each of its Subsidiaries has conducted their respective businesses only in the Ordinary Course of Business:
(b)    No event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company;
(c)    There has been no discharge or satisfaction of any material lien or encumbrance on the Company’s or its Subsidiaries’ assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business; and
(d)    There has not been any action taken by the Company that, if taken without Acquiror’s consent (and during the period from the date of this Agreement through the Effective Time), would constitute a breach of Section 5.2(b).
Section 3.16    Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the

Agreement Date, true, complete and correct copies of each of which have been delivered or made available to Acquiror:
(a)    Each lease of real property to which the Company or any of its Subsidiaries is a party;
(b)    All loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $1,500,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank advances;
(c)    Any agreement of guarantee, support or indemnification by the Company or any of its Subsidiaries, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the Ordinary Course of Business;
(d)    Each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $150,000 (other than Contracts for the sale of loans);
(e)    Each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it of an amount or value in excess of $150,000;
(f)    Each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $150,000);
(g)    Each material licensing agreement or other Contract with respect to patents, trademarks, copyrights or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors, regarding the appropriation or the nondisclosure of any of its intellectual property;
(h)    Any Contract or agreement that contains any: (i) exclusive dealing obligation; (ii) “clawback” or similar undertaking requiring the reimbursement or refund of any fees; (iii) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries; or (iv) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(i)    Any Contract under which the Company or any of its Subsidiaries will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the Agreement Date;
(j)    Each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;
(k)    Each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;
(l)    Each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person;
(m)    Each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amount in excess of $300,000;
(n)    Each current consulting, employment or non-competition agreement to which the Company, any of its Subsidiaries or its employees is a party;
(o)    Any Contract or agreement that is a settlement agreement other than releases immaterial in nature or amount entered into in the Ordinary Course of Business with the former employees of the Company or any of its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;
(p)    The name of each Person who is or would be entitled pursuant to any Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including in combination with any other event), the applicable Company Benefit Plan and the maximum amount of such payment;
(q)    Each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $150,000;
(r)    Each Contract entered into by the Company or any of its Subsidiaries with an Affiliate of the Company or any of its Subsidiaries;
(s)    Each material Contract or agreement which would require any consent or approval of, or notice to, a counterparty as a result of the consummation of the Contemplated Transactions;
(t)    Each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company or its Subsidiaries;
(u)    Each Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); and
(v)    Each amendment, supplement and modification in respect of any of the foregoing, to the extent not referred to elsewhere in this Section 3.16.
Section 3.17    No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Knowledge of the Company, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) would reasonably be expected to contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.17 of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2024, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.
Section 3.18    Insurance.
(a)    Section 3.18(a) of the Company Disclosure Schedules lists all insurance policies and bonds (other than policies and bonds maintained in connection with Company Benefit Plans) owned or held as of the Agreement Date by the Company and each of its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and each of its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and each of its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.18(a) of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past two years prior to the Agreement Date that individually or in the aggregate exceed $150,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two years.
(b)    Section 3.18(b) of the Company Disclosure Schedules sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by the Company or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the agreement Date. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Company Financial Statements in accordance with GAAP. Except as set forth in Section 3.18(b) or the Company Disclosure Schedules, all BOLI is owned by the Company or its Subsidiaries, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under the Company’s BOLI. Neither the Company nor any of its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.
Section 3.19    Compliance with Environmental Laws.
(a)    The Company and each of its Subsidiaries is, and at all times has been, in material compliance with all Environmental Laws.
(b)    There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law.
(c)    Neither the Company nor any of its Subsidiaries has received any written notice from any Regulatory Authority, or from any other Person, alleging that the Company or any of its Subsidiaries is or has been in violation of any Environmental Law, or alleging that the Company or any of its Subsidiaries is liable under any Environmental Law to conduct or pay for any investigation, cleanup, removal or remediation of any Hazardous Materials.
(d)    No permits or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries, nor for the consummation of the Contemplated Transactions.
(e)    Neither the Company nor any of its Subsidiaries has released or caused to be released any Hazardous Materials at, on, to, from or under any real property in such a manner as would reasonably be expected to give rise to any liability or obligation under any Environmental Law.

(f)    To the Knowledge of the Company, no third party has released or caused to be released any Hazardous Materials at, on, to, from or under any real property currently or formerly owned or operated by the Company or any of its Subsidiaries during the period of such ownership or operation.
(g)    Neither the Company nor any of its Subsidiaries has transported or disposed of, or arranged for the transportation or disposal of, any Hazardous Materials to, at or on any property which has been placed on, or has been proposed for placement on, the U.S. Environmental Protection Agency’s Superfund Enterprise Management System database, the Comprehensive Environmental Response, Compensation, and Liability Information System database, or any similar state or local list.
(h)    Neither the Company nor any of its Subsidiaries has assumed any liability for any actual or alleged violation of any Environmental Law, nor for the costs of any investigation, cleanup, or remediation of any real property pursuant to any Environmental Law, from or on behalf of any third party, or to indemnify any third party for any liabilities arising under any Environmental Law.
Section 3.20    Transactions with Affiliates. Since January 1, 2024, all transactions required to be disclosed by the Company pursuant to Item 404 of Regulation S-K have been disclosed in the Company SEC Reports. No transaction, or series of related transactions, is currently proposed by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other Person, to which the Company or any of its Subsidiaries would be a participant that would be required to be disclosed under Item 404 of Regulation S-K if consummated. Except as set forth in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, any Immediate Family Member of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve has: (i) any Company Loan or any other agreement with the Company or any of its Subsidiaries (other than an agreement related to a deposit account); or (ii) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries
Section 3.21    Brokerage Commissions. Except for fees payable to Piper Sandler & Co. pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 3.22    Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied. The Bank’s most recent CRA rating was “satisfactory” or better.
Section 3.23    Labor Matters.
(a)    Section 3.23(a) of the Company Disclosure Schedules sets forth a list of each employee and independent contractor providing services to the Company or any of its

Subsidiaries, including the following information for each, as applicable, as of the Agreement Date: (i) identification of the entity or entities employing each such employee or for which each independent contractor provides services; (ii) title or position; (iii) date of hire or commencement of services; (iv) work location; (v) whether full-time or part-time; (vi) whether exempt or non-exempt; (vii) whether absent from active employment, and, if so, the date such absence commenced, the reason for such absence and the anticipated date of return to active employment; (viii) annual salary, hourly rate or fee arrangement and, if applicable, bonus target or other incentive compensation; and (ix) accrued but unused vacation or other paid time off.
(b)    Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, all employees of the Company and each of its Subsidiaries are employed at will and can be terminated without incurring any liability for the payment of any severance, and without accelerating the vesting of any deferred compensation owed by the Company or any of its Subsidiaries.
(c)    There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice.
(d)    The Company and each of its Subsidiaries is, and for the past five years has been, in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, payment of wages, withholding from wages, hours of work, discrimination (including harassment and sexual harassment), retaliation, collective bargaining, paid and unpaid leaves of absence, immigration, work authorization verification (including the preparation and maintenance of Form I-9s for current and former employees), workers’ compensation, unemployment compensation and occupational safety and health (collectively “Employment Laws”).
(e)    No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.
(f)    Except as set forth on Section 3.23(f) of the Company Disclosure Schedules, there is no pending, or, to the Knowledge of the Company threatened, charge, claim or Proceeding against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is liable for any violation of any Employment Laws or for the violation or breach of any Contract with any current or former employee, consultant, or independent contractor, and there have been no such Proceedings filed within the past five years.
(g)    All independent contractors and consultants providing services to the Company or any of its Subsidiaries have been properly classified as independent contractors for all purposes and in accordance with all applicable Legal Requirements, including Legal Requirements relating to employee benefits, and the Company and its Subsidiaries are in compliance with California Labor Code § 226.8.
(h)    All employees of the Company and each of its Subsidiaries are and have been properly classified as exempt or non-exempt under the Fair Labor Standards Act and similar applicable state laws.
(i)    The Company and each of its Subsidiaries: (i) has withheld and reported all amounts required by any Legal Requirement or any Contract to be withheld or reported with respect to wages, salaries and other payments to current and former employees, consultants and independent contractors; (ii) is not liable for any arrearage of wages or Taxes or any interest, fine or penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Regulatory Authority with respect to unemployment compensation benefits, social security, or other benefits or obligations for current or former employees.
(j)    No executive officer or other key employee of the Company or any of its Subsidiaries is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting, or other similar Contract or agreement relating to, affecting, limiting, prohibiting, restricting, or otherwise conflicting with the present or proposed business activities of the Company or any of its Subsidiaries, or with such executive officer’s or key employee’s ability to perform their duties or anticipated duties for or on behalf of the Company or any of its Subsidiaries.
(k)    The Company and each of its Subsidiaries is, and has been, in compliance with, to the extent applicable, Executive Order No. 11246 of 1965 (“EO 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all of their respective implementing regulations. To the extent required by any applicable Legal Requirement, the Company and each of its Subsidiaries maintains and complies with affirmative action plans in compliance with EO 11246, Section 503 and VEVRAA, including all of their respective implementing regulations. Within the past five years, neither the Company nor any of its Subsidiaries has been the subject of any audit, investigation, or enforcement action by any Regulatory Authority arising out of or related to compliance with EO 11246, Section 503, or VEVRAA.
(l)    Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.
Section 3.24    Intellectual Property.
(a)    Each of the Company and each of its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and each of its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and each of its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.
(b)    To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and each of its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all such trade secrets that are owned, used, or held by them.
(c)    To the Knowledge of the Company, none of the software utilized by the Company: (i) contains any bug, defect or error that materially and adversely affects the use, functionality, or performance of such software or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and each of its Subsidiaries; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software system.
(d)    To the Knowledge of the Company, no software utilized by the Company contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent, which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and each of its Subsidiaries.
(e)    The computers, software utilized by the Company, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment and all other information technology equipment, in each case, relating to the transmission, storage or processing of data, owned or controlled by the Company or any of its Subsidiaries (“IT Assets”): (i) operate and perform, in all material respects, as required for the conduct of the Company’s and each of its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three years; and (ii) to the Knowledge of the Company, do not contain any open source code which has a Material Adverse Effect on the Company. The Company and each of its Subsidiaries takes reasonable actions, consistent with industry standards to which it has expressly committed to adhere, to protect the security of the IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, such as: (A) the use of encryption technology; and (B) the implementation of a security plan which: (x) identifies, within a reasonably prompt period of time, material external risks to the security of the Company’s or its Subsidiaries’ confidential information or that of third parties or customers; and (y) implements, monitors and improves adequate and effective safeguards designed to control those risks. The Company has implemented reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. To the Knowledge of the Company, no claims are pending or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any the Company’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.
Section 3.25    Investments.
(a)    Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of November 30, 2025, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.
(b)    Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)    Neither the Company nor any of its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other Person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.
(d)    All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and each of its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and each of its Subsidiaries has duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
Section 3.26    Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their respective Subsidiaries has properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. To the Knowledge of the Company, none of the Company, the Bank, nor any of their respective Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all respects and accurately reflect the assets of such fiduciary account. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees that is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority is not so registered, licensed or authorized.
Section 3.27    Indemnification. To the Knowledge of the Company, no action or failure to take action by any present or former director, officer, employee or agent of the Company or any of its Subsidiaries has occurred which is expected to give rise to a claim by any such individual for indemnification from the Company or any of its Subsidiaries.

Section 3.28    Cybersecurity. (a) To the Knowledge of the Company, there has not been any security breach or other compromise relating to the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”); (b) neither the Company nor any of its Subsidiaries has been notified of, and has no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (c) the Company and each of its Subsidiaries has implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.
Section 3.29    Trust Preferred Securities.
(a)    USB Capital Trust II has been duly created and is validly existing and in good standing as statutory trusts under the Statutory Trust Act of the State of Delaware with the necessary power and authority to own property and to conduct its business. USB Capital Trust II is classified as a grantor trust and not as an association taxable as a corporation for U.S. federal income Tax purposes and it is treated as a consolidated subsidiary of the Company pursuant to GAAP.
(b)    The Trust Preferred Securities have been duly and validly authorized, validly issued and fully paid and non-assessable, and were not issued in violation of any preemptive rights. The holders of Trust Preferred Securities are entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware.
(c)    There is, and since December 31, 2024, there has been, no breach of or default under, and no event (and none of the execution, delivery or performance of this Agreement or the consummation of any of the transactions contemplated hereby constitutes or will constitute an event) that, with or without notice, lapse of time, or both, would constitute a default under, or give rise to any right of termination, cancellation, acceleration or other change of any right or obligation of or in respect of, the Trust Preferred Securities.
Section 3.30    Fairness Opinion. Prior to the Agreement Date, the Company Board shall have received the opinion of Piper Sandler & Co. (a copy of which will be provided to Acquiror after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the exchange ratio (as defined in such opinion) in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion has not been withdrawn, revoked or modified.

Section 3.31    Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Schedules or any certificate or other document furnished or to be furnished to Acquiror pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of the Company, there is no event or circumstance which the Company has not disclosed to Acquiror which could reasonably be expected to have a Material Adverse Effect on the Company.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR
Except as disclosed (i) in the Acquiror Disclosure Schedules, or (ii) in any Acquiror SEC Report filed with or furnished to the SEC since December 31, 2022, and that is publicly available at least five Business Days prior to the Agreement Date and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) (the “Acquiror Previous Disclosure”), and except as may not be disclosed as a result of an applicable Legal Requirement, Acquiror hereby represents and warrants to the Company as follows:
Section 4.1    Acquiror Organization. Acquiror: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror; (b) is registered with the Federal Reserve as a bank holding company under the BHCA; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the Agreement Date. Acquiror has no Subsidiaries other than the Subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 17, 2025.
Section 4.2    Acquiror Subsidiary Organization. Acquiror Bank is a California state-chartered bank duly organized, validly existing and in good standing under the laws of the state of California. Each Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.
Section 4.3    Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that the Merger and the Contemplated Transactions, on substantially the terms and conditions set forth in this Agreement, are in the best interests of Acquiror and its shareholders and, subject to the receipt of the Acquiror Shareholder Approval, this Agreement and the Contemplated Transactions hereby have been approved and authorized by all necessary corporate action of Acquiror on or prior to the Agreement Date. The Acquiror Board has directed or will direct the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Acquiror’s shareholders for consideration at a duly held meeting of such shareholders and has resolved to recommend that Acquiror’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions. The execution, delivery and performance of this Agreement by Acquiror, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action on or prior to the Agreement Date, subject to the Acquiror Shareholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals and assuming due authorization, execution, and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements relating to or affecting creditors’ rights generally and subject to general principles of equity, or by 12 U.S.C. § 1818(b)(6)(D) (or any successor statute) and other applicable authority of any Regulatory Authority.
Section 4.4    No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Acquiror Shareholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors, shareholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (i) the filing of applications, filings, notices and waiver requests, as applicable, with the Federal Reserve, if applicable, and approval of such applications, filings, notices and waiver requests; (ii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the DFPI and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Certificate of Merger with the California Secretary of State pursuant to the CGCL; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Capital Market; no consents or approvals of or filings or registrations with any court, administrative agency or commission or other Regulatory Authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
Section 4.5    Acquiror Capitalization.
(a)    The authorized capital stock of Acquiror currently consists exclusively of: (i) 80,000,000 shares of Acquiror Common Stock, of which, as of November 30, 2025 (the “Acquiror Capitalization Date”), 19,160,403 shares were issued and outstanding, and no shares were held in the treasury of Acquiror; (ii) 1,000,000 shares of Acquiror Non-Voting Common Stock, of which as of the Acquiror Capitalization Date, no shares were issued and outstanding, and no shares were held in the treasury of Acquiror; and (iii) 10,000,000 shares of Acquiror Preferred Stock, of which, as of the Acquiror Capitalization Date, no shares were issued and outstanding, and no shares were held in the treasury of Acquiror. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Capital Market and Acquiror satisfies in all material respects all of the continued listing criteria of the Nasdaq Capital Market.
(b)    As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 183,210 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; (ii) 500,000 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans; and (iii) 384,338 shares of Acquiror Common Stock reserved for issuance under the Central Valley Community Bancorp Employee Stock Purchase Plan.
(c)    Other than awards under Acquiror Stock Plans that are outstanding as of the Agreement Date, no equity-based awards were outstanding as of the Acquiror Capitalization Date. Since the Acquiror Capitalization Date, other than pursuant to Acquiror Stock Plans that are outstanding as of the Agreement Date, through the Agreement Date, Acquiror has not: (i) issued or repurchased any shares of Acquiror Capital Stock or other equity securities of Acquiror, other than in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan; or (ii) issued or awarded any material options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Capital Stock or any other equity-based awards.
(d)    Except as would not reasonably be expected to be material, none of the shares of Acquiror Capital Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the Agreement Date there are: (i) other than outstanding Acquiror Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) other than Acquiror’s stock repurchase plan, no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Capital Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries.
Section 4.6    Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns, or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
Section 4.7    Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.
(a)    Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b)    The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and each of its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the Agreement Date, Baker Tilly US, LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.
(c)    Acquiror is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. Acquiror maintains a system of “disclosure controls and procedures” as defined in Rule 13a-15 and 15d-15 under the Exchange Act. As of the Agreement Date, to the Knowledge of Acquiror, Acquiror’s “disclosure controls and procedures” were effective, in all material respects.
(d)    Acquiror has established and maintained a system of ICFR applicable to Acquiror and its consolidated Subsidiaries. Acquiror’s certifying officers have evaluated the effectiveness of Acquiror’s ICFR as of the end of the period covered by the most recently filed annual report on Form 10-K of Acquiror under the Exchange Act (the “Acquiror Evaluation Date”). Acquiror presented in such report the conclusions of the certifying officers about the effectiveness of Acquiror’s ICFR based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror’s ICFR that have materially affected, or are reasonably likely to materially affect, Acquiror’s ICFR.
(e)    Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2024, with all applicable securities or banking authorities. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the Agreement Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) is deemed to modify information as of an earlier date.
(f)    There has not been any event or occurrence since January 1, 2024 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.8    Taxes.
(a)    Acquiror and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns required to be filed by them, and each such Tax Return was true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable Acquiror or any of its Subsidiaries, or claimed to be due and payable by any Taxing Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided in the Acquiror Financial Statements.
(b)    There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by Acquiror or any of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened by any Taxing Authority. Neither Acquiror nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of Acquiror’s or its Subsidiaries’ assets. Neither Acquiror nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.
(c)    Neither Acquiror nor any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations, including any transaction that: (i) is a “reportable transaction” or a “listed transaction”; or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).
(d)    Neither Acquiror nor any of its Subsidiaries: (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(e)    No claim has been made in writing by any Taxing Authority in any jurisdiction where Acquiror or any of its Subsidiaries does not file Tax Returns that Acquiror or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to Acquiror or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to Acquiror or any of its Subsidiaries.
(f)    Acquiror and each of its Subsidiaries has complied in all respects with all Legal Requirements relating to the payment and withholding of Taxes and has properly and timely withheld all Taxes required to be withheld by Acquiror in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, shareholder, Affiliate, customer, supplier or other Person, and Acquiror and each of its Subsidiaries have complied with all reporting and record-keeping requirements relating thereto. To the extent required by Legal Requirements, Acquiror and each of its Subsidiaries has properly and timely paid all such withheld Taxes to the Taxing Authority or has properly set aside such withheld amounts in accounts for such purpose.
(g)    Neither Acquiror nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:
(i)    Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii)    An open transaction occurring on or prior to the Closing Date;
(iii)    A prepaid amount or advance payments received on or before the Closing Date;
(iv)    Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign law entered into on or before the Closing Date;
(v)    Any election under Section 108(i) of the Code;
(vi)    A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;
(vii)    The application of Section 263A of the Code;
(viii)    Intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code;
(ix)    An election under Section 965 of the Code; or
(x)    Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.
(h)    Neither Acquiror nor any of its Subsidiaries: (i) is a party to a Tax sharing, Tax allocation or similar agreement; (ii) is or has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which Acquiror is, or was, the common parent); or (iii) otherwise has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i)    Neither Acquiror nor any of its Subsidiaries has: (i) applied for or received loans or payments under the CARES Act (or any comparable analogous or similar provision of state, local or foreign law or regulation or conforming U.S. law or regulation), including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program; (ii) claimed any Employee Retention Credits or otherwise claimed any tax credits under the CARES Act or the FFCRA including for providing any paid sick leave under the FFCRA; or (iii) any Deferred Payroll Taxes.
(j)    Within the three years prior to the Agreement Date, neither Acquiror nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either Acquiror or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
(k)    Except as set forth in Section 4.8(k) of the Acquiror Disclosure Schedules, there is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of Acquiror nor any Subsidiary under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law).
(l)    No property owned by Acquiror nor any Subsidiary is: (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former 168(f)(8) of the Internal Revenue Code of 1954, as amended; (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (iv) subject to Section 168(g)(1)(A) of the Code; (v) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code; or (vi) subject to any provision of state, local or foreign Legal Requirement comparable to any of the provisions listed above.
(m)    Neither Acquiror nor any of its Subsidiaries is subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of any of the Contemplated Transactions.
(n)    Neither Acquiror nor any of its Subsidiaries has any contractual obligation to pay the amount of any Tax benefits or Tax refunds (or an amount determined by reference thereto) realized or received by Acquiror nor any Subsidiary to any Person(s).
(o)    Acquiror and each of its Subsidiaries is in material compliance with all federal, state and foreign laws applicable to abandoned or unclaimed property or escheat and has timely paid, remitted or delivered to each jurisdiction all material unclaimed or abandoned property required by any applicable Legal Requirements to be paid, remitted or delivered to that jurisdiction.
Section 4.9    Employee Benefits.
(a)    Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions ((including in combination with any other event) will cause (i) a payment, forgiveness, vesting, increase or acceleration of benefits or benefit entitlements, or funding of benefits, under any Acquiror Benefit Plan or (ii) any other increase in the liabilities of Acquiror or any Subsidiary under any Acquiror Benefit Plan as a result of the Contemplated Transactions.
(b)    Neither Acquiror nor any of Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to any Acquiror Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA).
(c)    Each Acquiror Benefit Plan that is intended to qualify under Section 401(a) and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and each of its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Knowledge of Acquiror, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.
(d)    Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.
(e)    Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Knowledge of Acquiror, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.
(f)    All accrued contributions and other payments to be made by Acquiror or any Subsidiary to any Acquiror Benefit Plan (i) through the Agreement Date have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements.
(g)    Neither Acquiror nor any of any of its Subsidiaries has any material liabilities for employee benefits to employees or former employees that are not reflected in the Acquiror Benefit Plans.
Section 4.10    Compliance with Legal Requirements. Acquiror and each of its Subsidiaries holds all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2024, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2024, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.
Section 4.11    Legal Proceedings; Orders.
(a)    Except as set forth in Section 4.11(a) of the Acquiror Disclosure Schedules or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to Acquiror and each of its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.
(b)    Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2024, none of the foregoing has been threatened by any Regulatory Authority.
Section 4.12    Absence of Certain Changes and Events. Since December 31, 2024, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.
Section 4.13    Transactions with Affiliates. Since January 1, 2024, all transactions required to be disclosed by Acquiror pursuant to Item 404 of Regulation S-K have been disclosed in the Acquiror SEC Reports. No transaction, or series of related transactions, is currently proposed by Acquiror or any of its Subsidiaries or, to the Knowledge of Acquiror, by any other Person, to which Acquiror or any of its Subsidiaries would be a participant that would be required to be disclosed under Item 404 of Regulation S-K if consummated.

Section 4.14    Brokerage Commissions. Except for fees payable to Janney Montgomery Scott LLC pursuant to an engagement letter that has been delivered or made available to the Company, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
Section 4.15    Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied. Acquiror Bank’s most recent CRA rating was “satisfactory” or better.
Section 4.16    Insurance.
(a)    Acquiror and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Acquiror reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. Acquiror and each of its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Acquiror and each of its Subsidiaries, Acquiror or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. None of Acquiror or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past two years.
(b)    The value of all BOLI owned by Acquiror or its Subsidiaries is and has been fairly and accurately reflected in the most recent balance sheet included in the Acquiror Financial Statements in accordance with GAAP. Except with respect to split dollar plans, all BOLI is owned by Acquiror or its Subsidiaries, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under Acquiror’s BOLI. Neither Acquiror nor any of its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.
Section 4.17    Investments.
(a)    Acquiror and each Subsidiary has good and marketable title to all Acquiror Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Permitted Exceptions and except to the extent such Acquiror Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of Acquiror or Acquiror Bank. The Acquiror Investment Securities are valued on the books of Acquiror and Acquiror Bank in accordance with GAAP.
(b)    Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Acquiror Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Acquiror or any of its Subsidiaries to dispose of such investment at any time. There are no material repurchase agreements to which Acquiror or any of its Subsidiaries is a party.
(c)    Neither Acquiror nor any of its Subsidiaries has sold or otherwise disposed of any Acquiror Investment Securities in a transaction in which the acquiror of such Acquiror Investment Securities or other Person has the right, either conditionally or absolutely, to require Acquiror or any of its Subsidiaries to repurchase or otherwise reacquire any such Acquiror Investment Securities.
(d)    Neither Acquiror nor any of its Subsidiaries is a party to any Derivative Transaction.
Section 4.18    Cybersecurity. (a) To the Knowledge of Acquiror, there has not been any security breach or other compromise relating to Acquiror’s or its Subsidiaries’ IT Systems and Data; (b) neither Acquiror nor any of its Subsidiaries has been notified of, and has no Knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (c) Acquiror and each of its Subsidiaries has implemented appropriate controls, policies, procedures and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. Acquiror and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements relating to the privacy and security of IT Systems and Data and to the reasonable protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.
Section 4.19    Fairness Opinion. Prior to the Agreement Date, the Acquiror Board shall have received the opinion of Janney Montgomery Scott LLC (a copy of which will be provided to the Company after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the merger consideration (as defined in such opinion) in the Merger is fair, from a financial point of view, to Acquiror, and such opinion has not been withdrawn, revoked or modified.
Section 4.20    Full Disclosure. No representation or warranty by Acquiror in this Agreement and no statement contained in the Acquiror Disclosure Schedules or any certificate or other document furnished or to be furnished to the Company pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Knowledge of Acquiror, there is no event or circumstance which Acquiror has not disclosed to the Company which could reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 5
THE COMPANY’S COVENANTS
Section 5.1    Access and Investigation.
(a)    Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of the Company and Acquiror following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not materially interfere with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b)    From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not available on the SEC’s EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority, in each case other than such documents, or portions thereof, relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)    The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries, in each case other than such documents, or portions thereof: (i) relating to confidential supervisory or examination materials; (ii) the disclosure of which would violate any applicable Legal Requirement; (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege; or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8).
(d)    All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Letter Agreement, dated October 10, 2025, between the Company and Acquiror (as amended, the “Confidentiality Agreement”).
Section 5.2    Operation of the Company and its Subsidiaries.
(a)    Except as expressly contemplated by or permitted by this Agreement, as described in Section 5.2(b) of the Company Disclosure Schedules, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.
(b)    Except as set forth in the applicable subsection of Section 5.2(b) of the Company Disclosure Schedules, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:
(i)    (A) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of any capital stock of the Company, including Company Common Stock or any security convertible into Company Common Stock; (B) permit any additional shares of capital stock of the Company, including Company Common Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of capital stock of the Company, including Company Common Stock;

(ii)    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock, other than: (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries; (B) dividends contemplated by this Agreement; and (C) quarterly dividends in the amount not to exceed $0.12 per share to the holders of Company Common Stock made in the Ordinary Course of Business (the “Company Quarterly Dividend”); provided, however that during the fiscal quarter in which the Closing Date occurs, the Company Quarterly Dividend shall not be paid by the Company if payment of such Company Quarterly Dividend would result in the shareholders of the Company receiving more than one quarterly dividend from the Company and Acquiror during such fiscal quarter. Each of the Company and Acquiror shall coordinate with the other regarding the declaration of any dividends in respect of Company Common Stock and Acquiror Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Acquiror Common Stock any such holder receives in exchange therefor in connection with the Merger;
(iii)    Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Common Stock;
(iv)    Amend the Company Articles of Incorporation or the Company Bylaws, or the articles of incorporation (or similar organizational documents) or bylaws of any of its Subsidiaries;
(v)    Amend the terms of, waive any rights under, terminate (other than at its stated expiration date), violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Common Stock or rights associated therewith or any outstanding instrument of indebtedness;
(vi)    (A) Make, renew, modify or extend any secured Loan or extension of credit in excess of $8,000,000; (B) make, renew, modify or extend any unsecured Loan or extension of credit in excess of $2,000,000; (C) enter into any new non-real estate Loan greater than $5,000,000; (D) make, renew, modify or extend any Loan or extension of credit that would result in the Bank’s aggregate direct or indirect exposure to the borrowing relationship exceeding $20,000,000; or (E) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(vii)    Purchase or sell any loan participations or whole loans;
(viii)    Commit to make, renew, extend the term of or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loan to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or a Regulatory Authority as “substandard,” “doubtful,” “loss,” or “special mention” or listed as a “potential problem loan;”
(ix)    Maintain an allowance for credit losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);
(x)    Reduce the allowance for credit losses through a negative provision for credit losses unless required to do so by any Regulatory Authority or in accordance with GAAP as required by the Company’s auditors;
(xi)    Fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than 90 days;
(xii)    Except as disclosed in Schedule 5.2(b)(xxii) of the Company Disclosure Schedules, sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances: (A) in the Ordinary Course of Business, including SBA and United States Department of Agriculture loans originated by the Company; or (B) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and each of its Subsidiaries, taken as a whole;
(xiii)    Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity;
(xiv)    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;
(xv)    Except as permitted by this Agreement or as required by any applicable Legal Requirement or Company Benefit Plan: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its

Subsidiaries (collectively, the “Company Employees”), other than: (1) cash increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount of cash compensation, provided such amount does not exceed 4% of the director’s, officer’s, employee’s, consultant’s, independent contractor’s or other service provider’s then-current base salary; and (2) payment of cash bonuses for the year ended December 31, 2025, to the extent accrued for in the Company Financial Statements; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or shareholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;
(xvi)    Incur or guarantee any indebtedness for borrowed money, including any increase in outstanding indebtedness, other than overnight borrowings in the Ordinary Course of Business;
(xvii)    Enter into any new line of business or materially change its deposit, lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;
(xviii)    Materially change its deposits or increase rates paid on deposits, other than in the Ordinary Course of Business;
(xix)    (A) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (B) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (C) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
(xx)    Settle any action, suit, claim or Proceeding against it or any of its Subsidiaries, except for an action, suit, claim or Proceeding that is settled in an amount and for consideration not in excess of $15,000 in excess of amounts contributed by insurance and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xxi)    Permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of the Company or any of its Subsidiaries, or make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
(xxii)    Except as disclosed in Schedule 5.2(b)(xxii) of the Company Disclosure Schedules, make or commit to make, any capital expenditures in excess of $75,000 individually or $150,000 in the aggregate, except for emergency repairs or replacements;
(xxiii)    Make any charitable or similar contributions, except as set forth on Section 5.2(b)(xxiii) of the Company Disclosure Schedules;
(xxiv)    Make or change any Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any position on any material Tax Return filed on or after the Agreement Date, settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to an amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, file any amended Tax Return or take any other similar action with respect to Taxes outside the Ordinary Course of Business or inconsistent with past practice;
(xxv)    Hire, terminate (other than for cause) or promote any employee with an annual salary or an independent contractor with annual compensation opportunities in excess of $65,000; provided, however, that Acquiror shall not enforce or attempt to enforce its rights pursuant to this Section 5.2(b)(xxv) to exercise “prior control” (as defined in Section 2(a)(2) of the BHCA) over the management or policies of the Company or the Bank; and provided, further, that the Company will deliver a monthly report to Acquiror promptly following the end of each calendar month during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms listing all employees or independent contractors with annual compensation opportunities not in excess of $65,000 that have been hired, terminated or promoted during the applicable calendar month;
(xxvi)    Purchase, sell, transfer, reclassify or pledge (except, in the case of pledges, for Permitted Exceptions consistent with prudent banking practices) any Company Investment Securities;
(xxvii)     Purchase or acquire any investments, direct or indirect, in any derivative securities, financial futures or commodities or enter into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;
(xxviii)    Enter into, terminate or extend any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(xxix)    Except for the Contemplated Transactions, merge or consolidate with or into any other Person, or acquire any stock, equity interest or business of any other Person; or
(xxx)    Agree to take, make any commitment to take, or adopt any resolutions of the Company Board, or to allow the board of directors of any of the Company’s Subsidiaries to take or adopt any resolutions of such board of directors of such Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).
(c)    For purposes of Section 5.2(b)(vi), Section 5.2(b)(vii) and Section 5.2(b)(xiii), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to the Chief Credit Officer of Acquiror for permission to take any action otherwise prohibited by such section, and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within two Business Days after Acquiror’s receipt of such request.
(d)    For purposes of Section 5.2(b)(xxvi), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to the Chief Financial Officer of Acquiror for permission to take any action otherwise prohibited by such section, and has provided Acquiror with information sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within two Business Days after Acquiror’s receipt of such request.
Section 5.3    Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8.
Section 5.4    Company Shareholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, but in any event within 60 days thereafter, take all action necessary, including as required by and in accordance with the CGCL, Company Articles of Incorporation, the Nasdaq Rules and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval. The Company and Company Board will use their commercially reasonable efforts to obtain from its shareholders the Company Shareholder Approval, including by recommending that its shareholders vote in favor of this Agreement. Except as expressly permitted by Section 5.8(c), the Company Board shall not: (a) (i) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Acquiror, the Company Board’s recommendation to the Company’s shareholders that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger; or (ii) adopt, approve or recommend to shareholders of Company, or publicly propose to adopt, approve or recommend to shareholders of Company, an Acquisition Proposal (any action described in this clause (a) being referred to as a “Company Adverse Recommendation”); or (b) authorize, cause or permit Company or any Subsidiary of the Company to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Acquisition Proposal (a “Company Acquisition Agreement”).
Section 5.5    Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement, the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 5.6    Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operations of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.
Section 5.7    Company Benefit Plans.
(a)    At the request of Acquiror, the Company will take, or cause the Bank to take, all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan and pay all amounts owing pursuant to such plans at, or prior to, Closing through the Company’s or the Bank’s payroll (including, in each case, obtaining any participant or other consents necessary to do so); provided, however, that no action taken by the Company or the Bank with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.
(b)    Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including any change of control or severance agreements, or other similar arrangements, consistent with GAAP.
(c)    The Company shall take all appropriate action to terminate any Company Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Section 401(k) of the Code as of at least one day prior to the Closing Date (including, in each case, obtaining any participant or other consents necessary to do so); provided, however, that Acquiror agrees that nothing in this Section 5.7(c) will require the Company to cause the final dissolution and liquidation of any such plan prior to the Closing Date. The Company shall provide Acquiror with evidence that each such Company Benefit Plan has been terminated and provide copies of the appropriate resolutions terminating each such Company Benefit Plan (the form and substance of which shall be subject to review and approval by Acquiror, which will not be unreasonably withheld, conditioned or delayed) not later than three days prior to the Effective Time.
Section 5.8    Acquisition Proposals.
(a)    The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the Agreement Date with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two Business Days advise Acquiror following receipt of any Acquisition Proposal (including any revision or resubmission of a previous proposal) and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.
(b)    The Company agrees that it will not, and will not authorize or permit its respective Subsidiaries and its and each of its Subsidiaries’ officers, directors, agents, advisors and controlled Affiliates to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal).
(c)    Notwithstanding anything to the contrary set forth in the preceding Sections 5.8(a) and (b), if prior to the time the Company Shareholder Approval is obtained, but not after, in response to the receipt of a bona fide, unsolicited written Acquisition Proposal subsequent to the Agreement Date, the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that: (i) the Acquisition Proposal did not result from a breach of Section 5.8(a) or (b); (ii) the Acquisition Proposal constitutes a Superior Proposal; and (iii) the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Legal Requirements, the Company Board may, subject to compliance with this Section 5.8 effect a Company Adverse Recommendation relating to such Superior Proposal and terminate this Agreement upon (and subject to) paying the Termination Fee in accordance with Section 10.3; provided, however, that prior to so effecting a Company Adverse Recommendation or terminating this Agreement pursuant to this Section 5.8(c): (A) the Company has given Acquiror at least five Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including the terms and conditions of, and the identity of the Person making, any such Superior Proposal and has, within one Business Day after receipt, provided to Acquiror a copy of the Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the terms thereof); (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Acquiror during such notice period, to the extent Acquiror wishes to negotiate, to enable Acquiror to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; (C) upon the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Acquiror, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Acquiror were to be given effect and that the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Legal Requirements; and (D) in the event of any change to any of the material financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Acquiror an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 5.8(c) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 5.8. Notwithstanding anything to the contrary contained herein, neither the Company nor any Subsidiary of the Company shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.
Section 5.9    Title to Real Estate.
(a)    As soon as practical after the Agreement Date, but in any event no later than 45 days after the Agreement Date, the Company shall obtain and deliver to Acquiror, with respect to all interests in real property owned by the Company and any of its Subsidiaries, other than property carried as OREO, a commitment for an owner’s title insurance policy (collectively, the “Title Commitments”), issued by a title company selected by the Company and reasonably acceptable to Acquiror (the “Title Company”), showing fee simple title in the Company or one of its Subsidiaries in such real property with coverage over all standard exceptions and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this

Section 5.9(a) shall be borne by the Company. With respect to property carried as OREO, the Company shall provide reasonably acceptable written proof of ownership by the Company and each of its Subsidiaries of such OREO property.
(b)    At the Closing, the Company shall obtain at its own expense and deliver to Acquiror, with respect to all interests in real property owned by the Company and each of its Subsidiaries, an owner’s title insurance policy (collectively, the “Title Insurance Policies”), or an irrevocable commitment to issue such a policy to Acquiror at no expense to Acquiror, dated as of the later of the Closing Date and the actual date of recording of the deed for such property, on ALTA Policy Form 2006, if available (if not available, then on Form B-1992), with respect to all interests in real property owned by the Company and each of its Subsidiaries, other than property carried as OREO, issued by the Title Company, subject to only such exceptions as are Permitted Exceptions or have been otherwise accepted by Acquiror, containing any endorsements reasonably required by Acquiror, insuring the fee simple estate of the Company or one of its Subsidiaries in the such properties in the amount not less than the greater of: (i) the appraised value of the property; and (ii) the value at which the Company or its applicable Subsidiary currently carries the property on its books, subject only to the Permitted Exceptions.
(c)    Except for Permitted Exceptions, neither the Company nor any of its Subsidiaries shall voluntarily encumber any real property prior to the Closing Date. In the event that the Company cannot obtain any of the Title Insurance Policies, and Acquiror has not, prior to the Closing Date, given notice to the Company that Acquiror is willing to waive objection to each title exception which is not set forth in the applicable Title Commitment (each, a “New Encumbrance”), the Company shall discharge or remove each such New Encumbrance that can be discharged or removed by the payment of a liquidated sum of money. The Company shall discharge any New Encumbrance that cannot be discharged solely by the payment of a liquidated sum of money, unless such New Encumbrance is a Permitted Exception. The Company shall be entitled to postpone the Closing Date for up to 30 days in the aggregate, in order to discharge any New Encumbrance which is not a Permitted Exception. If the Company has not discharged any New Encumbrance that is not a Permitted Exception and which cannot be discharged solely by the payment of a liquidated sum of money on or prior to the Closing Date (subject to any postponement in accordance with the preceding sentence), and if such New Encumbrance, in the sole determination of Acquiror, would reasonably be expected to: (i) materially interfere with the use or operation of such real property; or (ii) materially affect the fair market value of such real property, then Acquiror shall have the right to terminate this Agreement.
(d)    If the consent of any landlord is required for transfer or assignment of any lease by virtue of the Contemplated Transactions, the Company shall obtain such required consents as soon as reasonably practicable after the Agreement Date, but in no event later than 10 Business Days before the Closing.
Section 5.10    Surveys. Acquiror may, in its discretion, within 45 days after the Agreement Date, require the Company to obtain a current American Land Title Association survey, including any Table A items reasonably requested by Acquiror, of any or all parcels of real property owned by the Company and any of its Subsidiaries, other than property carried as

OREO, disclosing no survey defects that would impair the use thereof for the purposes for which it is held or materially impair the value of such property. The cost of obtaining the surveys discussed in this Section 5.10 shall be borne by the Company.
Section 5.11    Environmental Investigation.
(a)    Acquiror may, in its discretion, within 45 days after the Agreement Date, require the Company to order, at the Company’s expense, a Phase I environmental site assessment to be conducted in accordance with ASTM Standard E1527-21, Standard Practice for Environmental Site Assessments (the “ASTM Standard”) to be delivered to Company and Acquiror for each parcel of real property in which the Company or any of its Subsidiaries holds an interest, including property carried as OREO (each, a “Phase I Report”), conducted by an independent professional consultant selected by the Company and reasonably acceptable to Acquiror to determine if any real property in which the Company or any of its Subsidiaries holds any interest contains or gives evidence of any “Recognized Environmental Conditions,” as that term is defined in the ASTM Standard. If a Phase I Report discloses any “Recognized Environmental Conditions” under the ASTM Standard, then Acquiror may promptly obtain a Phase II subsurface investigation with respect to any Recognized Environmental Condition identified in a Phase I, which report shall, to the extent feasible, contain an estimate of the approximate cost of any remediation or other follow-up work recommended to address those conditions in accordance with applicable Legal Requirements (each, a “Phase II Report,” and, together with the associated Phase I Report, an “Environmental Report”), the cost of each such Phase II Report shall be borne by the Company and shall be provided to both the Company and Acquiror. Acquiror shall have no duty to act upon any information produced by an Environmental Report. All Environmental Reports shall be the property of the Company and shall be held in confidence as provided in the Confidentiality Agreement.
(b)    In the event that the results of any Phase II Report disclose any environmental condition or conditions which, either in accordance with Environmental Laws or reasonable commercial practices, would reasonably be expected to require further investigation, cleanup and/or remediation the cost of which, either individually or in the aggregate, would reasonably be expected to exceed $2,000,000, then Acquiror shall have the right to terminate this Agreement.
Section 5.12    Landlord Estoppel Certificates. The Company shall use commercially reasonable efforts to obtain and deliver to Acquiror, no later than 10 Business Days prior to Closing, an executed landlord estoppel letter, in form and substance reasonably acceptable to Acquiror, from each landlord under each lease where the Company or the Bank is a tenant, as such leases are listed in Section 3.9(a) of the Company Disclosure Schedules.
Section 5.13    Voting Agreement. Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Acquiror the Voting Agreement, signed by all of the directors and senior executive officers of the Company and the Bank as of the Agreement Date who own or control the voting of any shares of Company Common Stock.

Section 5.14    Employment Agreement. Concurrently with the execution and delivery of the Agreement, the Company shall deliver to Acquiror a fully executed Employment Agreement with Dennis R. Woods, in a form and substance acceptable to Acquiror.
Section 5.15    Consents. The Company shall obtain and deliver to Acquiror all consents or approvals necessary to consummate the Contemplated Transactions, including all applicable consents under the Contracts listed (or required to be listed) on Section 3.4 and Section 3.16 of the Company Disclosure Schedules.
ARTICLE 6
ACQUIROR’S COVENANTS
Section 6.1    Access and Investigation.
(a)    Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a), as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions as Company shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the Agreement Date; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.
(b)    From the Agreement Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror shall promptly furnish to the Company: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not available on the SEC’s

EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than such documents, or portions thereof, relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.
(c)    All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.
Section 6.2    Operation of Acquiror and Acquiror Subsidiaries. Except as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (i) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (ii) amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the shareholders of the Company; or (iii) agree to take, make any commitment to take, or adopt any resolutions of the Acquiror Board in support of, any of the actions prohibited by this Section 6.2.
Section 6.3    Acquiror Shareholders’ Meeting. Subject to the other provisions of this Agreement, Acquiror shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, but in any event within 60 days thereafter, take all action necessary, including as required by and in accordance with the CGCL, Acquiror Articles of Incorporation, the Nasdaq Rules and Acquiror Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement, the “Acquiror Shareholders’ Meeting”) for the purpose of obtaining the Acquiror Shareholder Approval. Acquiror and the Acquiror Board will use their commercially reasonable efforts to obtain from its shareholders the Acquiror Shareholder Approval, including by recommending that its shareholders vote in favor of any proposal for the Acquiror Shareholder Approval, and Acquiror and the Acquiror Board will not change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to the Company, the Acquiror Board’s recommendation to Acquiror’s shareholders that Acquiror’s shareholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger.
Section 6.4    Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy

Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Acquiror Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement, the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.
Section 6.5    Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as Acquiror shall determine.
Section 6.6    Indemnification.
(a)    For a period of six years from and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, each current or former director or officer of the Company or any of its Subsidiaries or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (each, an “Indemnified Party”) and any Person who becomes an Indemnified Party between the Agreement Date and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.
(b)    Prior to the Effective Time, the Company shall obtain or cause its Subsidiaries to obtain and Acquiror shall fully pay the premium for the extension of the Company’s and each of its Subsidiaries’ directors’ and officers’ liability insurance policies set forth on Section 6.6(b) of the Company Disclosure Schedules (complete and accurate copies of which have been heretofore made available to Acquiror) (the “Existing D&O Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Existing D&O Policy for a period of up to six years after the Effective Time; provided, that, Acquiror shall not be required to pay in the aggregate more than 250% of the amount of the aggregate annual premium paid by the Company, or its Subsidiaries, as applicable, for the current policy term for such policy, which annual premium is set forth on Section 6.6(b) of the Company Disclosure Schedules. It is understood and agreed that if the aggregate premiums for the coverage set forth in this Section 6.6(b) would exceed such 250% amount, Acquiror shall be obligated to pay for the maximum available coverage as may be obtained by the Company, or its Subsidiaries, as applicable, for such 250% amount.
(c)    If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.6.
(d)    The provisions of this Section 6.6 shall survive consummation of the Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.
Section 6.7    Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement.
Section 6.8    Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Capital Market prior to the Closing Date.
Section 6.9    Board Positions. Acquiror shall take such actions necessary prior to the Effective Time to create two open positions on the Acquiror Board, whether through the resignation of one or more existing directors or by increasing the number of members of the Acquiror Board. Prior to the Effective Time, the Company shall recommend to the Acquiror Board two Persons from the Company Board to serve on the Acquiror Board following the Effective Time; provided that one such Person shall be Jagroop “Jay” Gill. Such Persons shall be mutually acceptable to the Company and Acquiror and active members of the Company Board as of the Agreement Date through the Effective Time, and shall meet any qualifications under Acquiror’s and Acquiror Bank’s charter documents, board policies, and applicable Legal Requirements, and shall be subject to the approval of Acquiror’s Nominating and Governance Committee. Upon approval of such Persons by the Acquiror Board, including its Nominating and Governance Committee, such directors shall be invited to join and shall be appointed to the Acquiror Board as of the Effective Time. Such directors shall be entitled to indemnification in connection with their roles as a directors to the same extent as currently offered to other directors on the Acquiror Board. Such directors will be re-evaluated for reappointment to the Acquiror Board, as determined by Acquiror in its sole discretion, following the expiration of the directors’ initial term as members of the Acquiror Board.
Section 6.10    Trust Preferred Securities. Upon the Effective Time, Acquiror shall assume the due and punctual performance and observance of the covenants to be performed by Company under the Indenture, dated as of July 23, 2007, between the Company and Wilmington

Trust, N.A., as Trustee, relating to the $6,000,000 in trust securities (the “Trust Preferred Securities” ), and the due and punctual payment of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Acquiror and the Company shall execute and deliver any supplemental indentures or other documents, and the parties hereto shall provide an opinion of counsel as may be reasonably required by the trustee thereof in order to make such assumptions effective.
Section 6.11    Voting Agreement. Concurrently with the execution and delivery of this Agreement, Acquiror shall deliver to Company the Voting Agreement, signed by all of the directors and executive officers of the Acquiror as of the Agreement Date who own or control the voting of any shares of Acquiror Common Stock.
ARTICLE 7
COVENANTS OF ALL PARTIES
Section 7.1    Regulatory Approvals. As soon as practicable following the Agreement Date, Acquiror shall prepare and file with the applicable Regulatory Authorities appropriate applications, notices or filings to obtain all Requisite Regulatory Approvals, and the Company and each of its Subsidiaries will cooperate with Acquiror as reasonably requested by Acquiror, and the Company will comply with the terms of such Requisite Regulatory Approvals. Acquiror shall provide the Company with copies of the non-confidential portions of all applications, notices or filings filed with any Regulatory Authorities for the Requisite Regulatory Approvals, and Acquiror shall keep the Company informed as to the progress of such applications and provide the Company with copies of all non-confidential correspondence or orders evidencing the Requisite Regulatory Approvals. The Company will, upon request, furnish Acquiror with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notices or filing made by or on behalf of Acquiror with or to any Regulatory Authority in connection with the Contemplated Transactions.
Section 7.2    SEC Registration. As soon as practicable following the Agreement Date, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders, and Acquiror will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to Acquiror’s shareholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use commercially reasonable efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s shareholders and to Acquiror’s shareholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “Blue Sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock as consideration hereunder. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Registration Statement or the Proxy Statement shall be made without the approval of the Company or Acquiror, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Company, in connection with a Company Adverse Recommendation, may amend or supplement the Proxy Statement or the Registration Statement (including by incorporation by reference) pursuant to an amendment to effect such change, and in such event, Acquiror’s approval right in this Section 7.2 shall apply only with respect to such information relating to Acquiror or its business, financial condition or results of operations, and shall be subject to the right of Acquiror to have the Acquiror Board’s deliberations and conclusions be accurately described therein.
Section 7.3    Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.
Section 7.4    Commercially Reasonable Efforts; Cooperation. Each of the Company and Acquiror agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither the Company nor Acquiror will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the Agreement Date and the Closing Date, each of the Company and Acquiror will, and will cause each of its respective Subsidiaries, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of non-confidential notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.
Section 7.5    Tax Free Reorganization.
(a)    The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (the “Intended Tax Consequences”). From and after the Agreement Date and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts, and shall cause their Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Within 45 days following the Effective Time, the Surviving Entity shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Acquiror shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)    As of the Agreement Date, to the Knowledge of the Company, there is no reason why: (i) the Company would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to the Company and counsel to Acquiror to deliver the legal opinions contemplated Section 8.8 and Section 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.
(c)    As of the Agreement Date, to the Knowledge of Acquiror, there is no reason why: (i) Acquiror would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Section 8.8 and Section 9.8, certificates substantially in compliance with IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated Section 8.8 and Section 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.
Section 7.6    Employees and Employee Benefits.
(a)    All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall initially provide employee benefit plans and compensation opportunities (excluding any equity or equity-based, nonqualified deferred compensation, severance, retention, long-term incentive, change in control, transaction, defined benefit pension and post-employment welfare benefit plans and compensation opportunities (collectively, “Excluded Benefits”)) for the benefit of Covered Employees that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan). For the avoidance of doubt, nothing in this Section 7.6 is intended to, or shall be interpreted to, provide any rights to continued employment for any Covered Employee for any period of time following the Closing or to provide any rights to participate in any Excluded Benefits for any Covered Employee.
(b)    For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and each of its Subsidiaries and their respective predecessors, in each case only from such Covered Employee’s most recent date of hire, to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or be in connection with any Excluded Benefits.
(c)    In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(d)    The Company and each of its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies immediately prior to the Effective Time. Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a customary severance policy under which employees who incur a qualifying involuntary termination of employment within 12 months after Closing will be eligible to receive severance pay in accordance with such policy. Notwithstanding the foregoing, no Covered Employee eligible to receive a CIC Payment shall be entitled to participate in the severance policy described in this Section 7.6(d) or to otherwise receive severance benefits, but will receive such CIC Payment to the extent it is required to be paid under the applicable agreement. Any Covered Employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).
(e)    The Company shall, and shall cause its Subsidiaries, to use an independent accounting firm selected by the Company and reasonably acceptable to Acquiror to prepare an analysis calculating the Total Payments (as defined below) and determining whether any such payments constitute an “excess parachute payment” (as defined below). The Company shall deliver to Acquiror a copy of such analysis no later than 45 days prior to the Company Shareholders’ Meeting. On or before the Closing Date, the Company will take all steps necessary to ensure that in the event that the amount of any CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Section 280G of the Code (in the aggregate “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.
(f)    At the request of Acquiror, the Company and the Bank will take all appropriate action to transfer, amend or terminate, prior to the Effective Time, any Company Benefit Plan; provided, however, that no action taken by the Company or the Bank with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time. Notwithstanding the foregoing, with respect to any Company Benefit Plan terminated pursuant to this Agreement, for purposes of determining the “applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date,” the period following such Company Benefit Plan’s termination shall be disregarded.
Section 7.7    Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to: (a) take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the Contemplated Transactions.
Section 7.8    Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be necessary or appropriate to cause any acquisitions of Acquiror Common Stock resulting from the Merger and the Contemplated Transactions by each individual who is or may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.9    Shareholder Litigation. Each of Acquiror and the Company shall promptly advise the other party in writing after becoming aware of any Legal Action commenced, or to the Knowledge of such party, threatened, against such party or any of its officers or directors by any shareholder of such party (on their own behalf or on behalf of such party) or by any Regulatory Authority relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) and shall keep the other party reasonably informed regarding any Transaction Litigation. Each party shall: (a) give the other party the opportunity to participate in the defense and settlement of any such Transaction Litigation; (b) keep the other party reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and provide the other party with the opportunity to consult with such party regarding the defense of any such litigation, which advice such party shall consider in good faith; and (c) not settle any Transaction Litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned).
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR
The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):
Section 8.1    Accuracy of Representations and Warranties. Other than the representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6, Section 3.7, Section 3.15(b) and Section 3.21, the representations and warranties of the Company contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6, Section 3.7, Section 3.15(b) and Section 3.21 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
Section 8.2    Performance by the Company. The Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 8.3    Shareholder Approvals. The Company Shareholder Approval and the Acquiror Shareholder Approval shall have been obtained.
Section 8.4    No Proceedings, Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced or threatened any Proceeding: (a) other than the shareholder litigation contemplated by Section 7.9, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror

Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 8.5    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Acquiror Board to materially restrict or burden the Surviving Entity.
Section 8.6    Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 8.7    Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Section 8.1 and Section 8.2.
Section 8.8    Tax Opinion. Acquiror shall have received a written opinion of Otteson Shapiro LLP, counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.
Section 8.9    FIRPTA Certificate. The Company shall have delivered to Acquiror a properly executed statement from the Company that meets the requirements of Sections 1.1445-2(c)(3) and 1.897-2(h)(1) of the Treasury Regulations, dated as of the Closing Date in a form and substance acceptable to Acquiror.
Section 8.10    Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Capital Market a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Capital Market shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.11    Dissenters’ Shares. Company Dissenting Shares shall be less than 10% of the issued and outstanding shares of Company Capital Stock.
ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY
The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):
Section 9.1    Accuracy of Representations and Warranties. Other than the representations and warranties of Acquiror contained in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6, Section 4.7 and Section 4.14, the representations and warranties of Acquiror contained in this Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Acquiror contained in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6, Section 4.7 and Section 4.14 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
Section 9.2    Performance by Acquiror. Acquiror shall have performed and complied in all material respects with all of the agreements, covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.
Section 9.3    Shareholder Approvals. The Company Shareholder Approval and the Acquiror Shareholder Approval shall have been obtained.
Section 9.4    No Proceedings; No Injunctions or Restraints; Illegality. Since the Agreement Date, there must not have been commenced or threatened any Proceeding: (a) other than the shareholder litigation contemplated by Section 7.9, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.
Section 9.5    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.
Section 9.6    Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.
Section 9.7    Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Section 9.1 and Section 9.2.
Section 9.8    Tax Opinion. The Company shall have received a written opinion of Stuart | Moore | Staub, counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) the Company and Acquiror will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Acquiror and the Company, reasonably satisfactory in form and substance to such counsel.
Section 9.9    Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Capital Market a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Capital Market shall not have objected to the listing of such shares of Acquiror Common Stock.
ARTICLE 10
TERMINATION
Section 10.1    Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Acquiror, by:
(a)    Mutual consent of the Acquiror Board and Company Board;
(b)    Acquiror, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 8 and such breach or failure to perform has not been or cannot be cured within 30 days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by Acquiror or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;
(c)    The Company, if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in ARTICLE 9 and such breach or failure to perform has not been or cannot be cured within 30 days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, however, that such breach or failure is not a result of the failure by the Company or any of its Subsidiaries to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;
(d)    Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been permanently withdrawn at the request or recommendation of the applicable Regulatory Authority or has been withdrawn and has not been resubmitted to such Regulatory Authority within 30 days thereafter; (iii) if the Company Shareholder Approval is not obtained following the Company Shareholders’ Meeting; or (iv) the Acquiror Shareholder Approval is not obtained following the Acquiror Shareholders’ meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;
(e)    Acquiror or the Company, if the Effective Time shall not have occurred at or before the 12-month anniversary of the Agreement Date; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;
(f)    Acquiror or the Company, if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated

Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;
(g)    Acquiror, if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;
(h)    The Company, pursuant to Section 5.8;
(i)    Acquiror, pursuant to Section 5.9(c) or Section 5.11(b); or
(j)    Acquiror, if the Company makes or publicly proposes to make a Company Adverse Recommendation.
Section 10.2    Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or shareholders, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and ARTICLE 11 shall survive such termination; and (b) no such termination shall relieve the breaching party from liability resulting from a willful and material breach by that party of this Agreement.
Section 10.3    Fees and Expenses.
(a)    Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
(b)    If this Agreement is terminated by Acquiror pursuant to Section 10.1(g) or Section 10.1(j) or by the Company pursuant to Section 10.1(h), then the Company shall pay to Acquiror, within two Business Days after such termination, an amount equal to $7,700,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.
(c)    If, after the Agreement Date and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to the Company Board or to senior management of the Company or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn at least two Business Days prior to the Company Shareholders’ Meeting) an Acquisition Proposal with respect to the Company and: (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) or Section 10.1(d)(iii); and (ii) within 12 months after such termination the Company shall enter into a Company Acquisition Agreement, the Company shall pay to Acquiror, within two Business Days after the earlier of the execution (whether or not the same Acquisition Proposal as that referred to above) of such Company Acquisition Agreement or the consummation of a transaction with respect to the Acquisition Proposal, the Company

Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, all references in the definition of Acquisition Proposal to 25% shall instead refer to 50%.
(d)    Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Company Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Company Termination Fee pursuant to Section 10.3(b), and except in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the Contemplated Transactions. The Company shall not be required to pay the Company Termination Fee on more than one occasion.
ARTICLE 11
MISCELLANEOUS
Section 11.1    Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.
Section 11.2    Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of California applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Fresno, California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Contemplated Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by Legal Requirements shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY

ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.
Section 11.3    Assignments, Successors and No Third-Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.6, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.
Section 11.4    Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Shareholder Approval is obtained; provided, however, that after the Company Shareholder Approval is obtained, there may not be, without further approval of the Company’s shareholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.
Section 11.5    Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in ARTICLE 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
Section 11.6    Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:

Community West Bancshares 7100 N. Financial Drive, Suite 101 Fresno, California 93720 Telephone: (559) 298-1775 Attention: James J. Kim Email: James.Kim@communitywestbank.com with copies, which shall not constitute notice, to: Otteson Shapiro LLP 7979 East Tufts Avenue, Suite 1600 Denver, Colorado 80237 Telephone: (720) 488-0220 Attention: Christian Otteson Email: ceo@os.law

If to the Company, to: United Security Bancshares 2126 Inyo Street Fresno, California 93721 Telephone: (888) 683-6030 Attention: Dennis R. Woods Email: dwoods@unitedsecuritybank.com with copies, which shall not constitute notice, to:
Stuart | Moore | Staub
641 Higuera Street, Suite 302
San Luis Obispo, California 93401
Telephone: (805) 545-8590
Attention: Kenneth E. Moore
Email: ken@stuartmoorelaw.com

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five Business Days after deposit with the U.S. Postal Service; and (d) if by e-mail, when sent.
Section 11.7    Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.
Section 11.8    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.
Section 11.9    Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10    Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
Section 11.11    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b)(1) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Regulatory Authority by any party to this Agreement to the extent prohibited by applicable Legal Requirements. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
ARTICLE 12
DEFINITIONS
Section 12.1    Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:
(a)    “Acquiror Articles of Incorporation” means the Amended and Restated Articles of Incorporation of Acquiror, as amended.
(b)    “Acquiror Bank” means Community West Bank, a California-chartered non-member bank, and a wholly-owned subsidiary of Acquiror.
(c)    “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.
(d)    “Acquiror Board” means the board of directors of Acquiror.
(e)    “Acquiror Bylaws” means the Acquiror’s Amended and Restated Bylaws, as amended.

(f)    “Acquiror Capital Stock” means the Acquiror Common Stock, the Acquiror Non-Voting Common Stock and the Acquiror Preferred Stock, collectively.
(g)    “Acquiror Common Stock” means the common stock, no par value per share, of Acquiror.
(h)    “Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.
(i)    “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.
(j)    “Acquiror Investment Securities” means all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by Acquiror or its Subsidiaries, other than, with respect to Acquiror Bank, in a fiduciary or agency capacity.
(k)    “Acquiror Non-Voting Common Stock” means the non-voting common stock, no par value per share, of Acquirer.
(l)    “Acquiror Preferred Stock” means the preferred stock, no par value per share, of Acquiror.
(m)    “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder.
(n)    “Acquiror Shareholder Approval” means the approval by the shareholders of Acquiror of this Agreement in accordance with Section 1201 of the CGCL and the Acquiror Articles of Incorporation, and of the Acquiror Stock Issuance as required by Rule 5635(a) of the Nasdaq Rules, in each case by the affirmative vote of the holders of a majority of the votes cast on the matter assuming that a quorum is present.
(o)    “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.
(p)    “Acquiror Stock Plans” means collectively the following:
(i)    Central Valley Community Bancorp 2015 Omnibus Incentive Plan; and
(ii)    Community West Bancshares 2025 Omnibus Incentive Plan.

(q)    “Acquisition Proposal” means a tender or exchange offer to acquire more than 25% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 25% of the voting power in, or more than 25% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the Contemplated Transactions and other than any sale of whole loans and securitizations in the Ordinary Course of Business.
(r)    “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.
(s)    “Bank” means United Security Bank, a California-chartered Federal Reserve member bank, and a wholly-owned subsidiary of the Company.
(t)    “Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.
(u)    “BHCA” means the Bank Holding Company Act of 1956, as amended.
(v)    “Business Day” means any day except Saturday, Sunday and any day on which banks in the state of California are authorized or required by law or other government action to close.
(w)    “CARES Act” means the Coronavirus Aid, Relief, and Economics Act (Pub. L. 116-136), as amended and supplemented, and any administrative or other guidance published with respect thereto by any Regulatory Authority (including IRS Notices 2020-22 and 2020-65), or any other law (including the Consolidated Appropriations Act, 2021 (Pub. L. 116-260) and the American Rescue Plan Act of 2021 (Pub. L. 117-2)) or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or foreign law and including any related or similar orders or declarations from any Regulatory Authority).
(x)    “CGCL” means the California General Corporation Law, as amended.
(y)    “Closing Acquiror Common Stock Price” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Capital Market for the 20 consecutive trading days immediately preceding the Closing Date.
(z)    “Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.
(aa)    “Company Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Company, as amended.

(bb)    “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, deferred compensation, salary continuation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement, retention agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or any Company ERISA Affiliate, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any Company ERISA Affiliate, or any beneficiary thereof. For the avoidance of doubt, each Company Stock Plan constitutes a Company Benefit Plan.
(cc)    “Company Board” means the board of directors of the Company.
(dd)    “Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended.
(ee)    “Company Common Stock” means the Common Stock, no par value per share, of the Company.
(ff)    “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414(b), (c), (m) or (o) of the Code.
(gg)    “Company SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Company with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder.
(hh)    “Company Shareholder Approval” means the adoption and approval of this Agreement by the shareholders of the Company, in accordance with Section 1201 of the CGCL and Company Articles of Incorporation, by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Shareholders’ Meeting.
(ii)    “Company Stock Plans” means, collectively, the following:
(i)    United Security Bancshares 2015 Equity Incentive Award Plan; and
(ii)    United Security Bancshares 2025 Equity Incentive Award Plan.

(jj)    “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by the Company and Acquiror of their respective covenants and obligations under this Agreement; (iii) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4 in connection with the Merger; and (iv) the Bank Merger.
(kk)    “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.
(ll)    “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote 25% or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.
(mm)    “CRA” means the Community Reinvestment Act, as amended.
(nn)    “Deferred Payroll Taxes” means any Taxes payable by the Company or any of its Subsidiaries that: (i) relates to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing; and (ii) that is payable following the Closing as permitted by Section 2302(a) of the CARES Act, similar law or executive order (together with all regulations and guidance related thereto issued by a Regulatory Authority).
(oo)    “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.
(pp)    “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
(qq)    “DFPI” means the California Department of Financial Protection and Innovation.
(rr)    “DOL” means the U.S. Department of Labor.

(ss)    “Employee Retention Credits” means any “employee retention credit” pursuant to Section 2301 of the CARES Act.
(tt)    “Environmental Laws” means, collectively, any Legal Requirement, judgment or permit: (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous or toxic materials, substances or wastes; or (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.
(uu)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(vv)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(ww)    “FDIC” means the Federal Deposit Insurance Corporation.
(xx)    “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.
(yy)    “FFCRA” means the Families First Coronavirus Response Act, as amended.
(zz)    “GAAP” means generally accepted accounting principles in the U.S., consistently applied.
(aaa)    “Hazardous Materials” means any substance, waste, contaminant, pollutant, gas or other material that is regulated by, subject to control or remediation pursuant to, or the use, handling, storage, disposal or release of which is subject to or may result in liability under, any Environmental Laws or is otherwise regulated under Environmental Laws. For the avoidance of doubt, Hazardous Materials includes, but is not limited to, polychlorinated biphenyls, asbestos in any form or condition, petroleum or petroleum products and any per- or poly-fluoroalkyl substances.
(bbb)    “ICFR” means internal control over financial reporting.
(ccc)    “Immediate Family Member” means a Person’s spouse, parents, stepparents, children, stepchildren, mothers and fathers-in-law, sons and daughters-in-law, siblings, brothers and sisters-in-law, and any other Person (other than a tenant or employee) sharing such Person’s household.
(ddd)    “IRS” means the U.S. Internal Revenue Service.

(eee)    “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of (i) for the Company, its President and Chief Executive Officer, Chief Financial Officer and Chief Credit Officer; and (ii) for Acquiror, its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case as the context requires.
(fff)    “Legal Action” means any legal, administrative, arbitral or other Proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.
(ggg)    “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.
(hhh)    “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, liabilities or results of operations of such party and each of its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided, that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or Regulatory Authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); and (G) changes after the Agreement Date resulting from any hurricanes, earthquakes, tornados, floods or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergencies (including any law, directive or guideline issued by a Regulatory Authority in response thereto); except, with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and each of its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and each of its Subsidiaries operate.

(iii)    “Nasdaq Rules” means the listing rules of the Nasdaq Stock Market.
(jjj)    “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.
(kkk)    “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.
(lll)    “OREO” means real estate owned by a Person and designated as “other real estate owned.”
(mmm)    “PBGC” means the U.S. Pension Benefit Guaranty Corporation.
(nnn)    “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.
(ooo)    “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.
(ppp)    “Proxy Statement” means a proxy statement prepared by the Company or Acquiror for use in connection with the Company Shareholders’ Meeting and the Acquiror Shareholders’ Meeting, respectively, all in accordance with the CGCL, the rules and regulations of the SEC and other Legal Requirements.
(qqq)    “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.
(rrr)    “Regulation S-K” means Regulation S-K promulgated under the Securities Act, as amended.
(sss)    “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(ttt)    “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
(uuu)    “Requisite Regulatory Approvals” means all necessary permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions, other than the Bank Merger.
(vvv)    “SEC” means the Securities and Exchange Commission.
(www)    “Securities Act” means the Securities Act of 1933, as amended.
(xxx)    “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.
(yyy)    “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “25%” in the definition of Acquisition Proposal being treated as references to “51%” for these purposes) which the Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the Contemplated Transactions: (i) after receiving the advice of its financial advisor; (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein); and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.
(zzz)    “Tax” or “Taxes” means any U.S. federal, state, local, non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, unclaimed property, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), deficiency or other fee and any other taxes of any kind, together with any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.
(aaaa)    “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.
(bbbb)    “Taxing Authority” means any Regulatory Authority which imposes federal, state, local or foreign Taxes.
(cccc)    “Total Consideration Value Per Share” means the product obtained by multiplying: (i) the Per Share Merger Consideration; by (ii) the Closing Acquiror Common Stock Price.
(dddd)    “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.
(eeee)    “U.S.” means the United States of America.
Section 12.2    Principles of Construction.
(a)    In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding;” (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Pacific Time; (vi) “including” means “including, but not limited to;” (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.
(b)    The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules,” respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the

Agreement Date; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance, including as the term “material” is defined in applicable laws and regulations promulgated by the SEC, or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify: (A) any other section of the Agreement specifically referenced or cross-referenced; and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.
(c)    All accounting terms not specifically defined herein shall be construed in accordance with GAAP.
(d)    With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.
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[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:	COMPANY:

COMMUNITY WEST BANCSHARES	UNITED SECURITY BANCSHARES

By:	By:
Name: James J. Kim	Name: Dennis R. Woods
Title: Chief Executive Officer	Title: President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]